UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2002

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)


                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.

--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes       No  x
             ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

                                      ASUR
                            AEROPUERTOS DEL SURESTE

Contacts:

        ASUR                                            Breakstone & Ruth
Lic. Adolfo Castro                                      Luca Biondolillo
(52) 55-5284-0408                                        (646) 536-7012
acastro@asur.com.mx                              Lbiondolillo@breakstoneruth.com


           ASUR's Passenger Traffic for August 2002 Up Year-Over-Year

Mexico City, September 9, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of August 2002 decreased by 0.8 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from July 31 through August 27, 2002, and the equivalent 28-day period last year from August 1 through August 28, 2001. Transit and general aviation passengers are excluded.


         --------------------------------------------------------------------
         Airport          August 2001          August 2002           % Change
         --------------------------------------------------------------------
         Cancun             656,702              690,206                 5.1
         Cozumel             50,189               44,142               (12.0)
         Huatulco            29,004               25,242               (13.0)
         Merida              81,962               77,667                (5.2)
         Minatitlan          10,910                9,637               (11.7)
         Oaxaca              37,667               36,205                (3.9)
         Tapachula           16,559               14,574               (12.0)
         Veracruz            42,613               38,842                (8.8)
         Villahermosa        44,445               41,305                (7.1)
         --------------------------------------------------------------------
         ASUR Total         970,051              977,820                 0.8
         --------------------------------------------------------------------


                                    - More -

By week, ASUR's total passenger traffic from July 31 through August 27, 2002, varied year-over-year as follows:

o Increased by 0.7 percent for the seven-day period from July 31 through August 6;
o   Increased by 0.3 percent for the seven-day period from August 7 through 13;
o   Increased by 1.3 percent for the seven-day period from August14 through 20;
    and
o   Increased by 0.9 percent for the seven-day period from August 21 through 27.


         ----------------------------------------------------------------------
                                   % Change July 31 thru August 27, 2002,
         Airport                        vs. August 1 thru 28, 2001
         ----------------------------------------------------------------------
                            July 31       August 7      August 14     August 21
                         To August 6       To 13          To 20         To 27
                            7 Days         7 Days         7 Days        7 Days
         Cancun               4.9            4.6            5.7           5.3
         Cozumel            (10.9)         (10.1)         (12.6)        (16.5)
         Huatulco           (13.6)         (15.9)          (2.2)        (21.4)
         Merida              (4.8)          (6.9)          (6.1)         (2.6)
         Minatitlan         (12.9)         (18.0)         (10.8)         (3.9)
         Oaxaca              (6.4)          (2.4)          (5.0)         (1.3)
         Tapachula           (9.9)         (13.4)         (11.7)        (13.2)
         Veracruz            (5.2)          (8.8)          (9.1)        (12.5)
         Villahermosa       (11.0)          (5.2)          (6.9)         (4.5)
         ----------------------------------------------------------------------
         ASUR TOTAL           0.7            0.3            1.3           0.9
         ----------------------------------------------------------------------


         About ASUR:

         Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.


                                    - ENDS -

          BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC,
                            C.P. 11000 MEXICO, D.F.
                 TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Grupo Aeroportuario del Sureste,
                                         S.A. de C.V.


                                       By: /s/ ADOLFO CASTRO RIVAS
                                           -------------------------------------
                                           Adolfo Castro Rivas
                                           Director of Finance


Date: September 10, 2002